SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

RICA FOODS, INC.

(Name of Issuer)

COMMON STOCK, $.001 par value per share

(Title of Class of Securities)

762582-20-3 (CUSIP Number)

December 22, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 762582-20-3	13G	Page 2 of 9 Pages

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Comercial Angui, S.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person CO

CUSIP No. 762582-20-3	13G	Page 3 of 9 Pages

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Antonio Echeverria

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person IN

Item 1(a).	Name of Issuer:

Rica Foods, Inc., a Nevada corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1840 Coral Way, Suite 101 Miami, Florida 33145

Item 2(a).	Name of Persons Filing:

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13G filed on June 17, 2002 (the “Original Schedule 13G”) by Comercial Angui, S.A., a Costa Rica company (“Angui”), and the sole shareholder of Angui, Mr. Antonio Echeverria (“Echeverria”) (Angui and Echeverria are hereinafter collectively referred to as the “Reporting Persons”). Angui and Echeverria are filing this Amendment to update the information in the Original Schedule 13G with respect to the beneficial ownership of shares of Common Stock by the Reporting Persons. Attached hereto as Exhibit 1 is a copy of the Joint Filing Agreement, dated as of December 22, 2003, by and between the Reporting Persons, pursuant to which the Reporting Persons have agreed that this Amendment No. 1 to Schedule 13G/A is a joint filing on behalf of each of Angui and Echeverria.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of Angui’s and Echeverria’s principal business office is c/o Bufete Chaverri, Soto & Asociados, Barrio Escalante de Cine Magaly, 400 Metros Este, San Jose, Costa Rica.

Item 2(c).	Citizenship:

Angui is a corporation organized under the laws of the Republic of Costa Rica.

Echeverria is a Costa Rican citizen.

Item 2(d).	Title of Class of Securities:

Common stock, $.001 par value per share.

Item 2(e).	CUSIP Number:

762582-20-3.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

Page 4 of 9 Pages

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

	(a)	Amount beneficially owned: See Item 9 of Cover Pages.

	(b)	Percent of class: See Item 11 of Cover Pages.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: See Item 5 of Cover Pages.

		(ii)	Shared power to vote or to direct the vote: See Item 6 of Cover Pages.

		(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages.

		(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class. ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Page 5 of 9 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 22, 2003	COMERCIAL ANGUI, S.A.

	By:	/s/ Antonio Echeverria

Antonio Echeverria President

Date: December 22, 2003	/s/ Antonio Echeverria

Antonio Echeverria

Page 7 of 9 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit Description
Exhibit 1	Joint Filing Agreement.

.

Page 8 of 9 Pages

Exhibit 1

JOINT FILING AGREEMENT

WHEREAS, in accordance with Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended (the “Act”), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto are filed on behalf to each of them:

NOW, THEREFORE, the parties hereto agree as follows:

COMERCIAL ANGUI, S.A. and ANTONIO ECHEVERRIA hereby agree, in accordance with 13d-1(k) under the Act, to file a statement on Schedule 13G (including amendments thereto) relating to their ownership of Common Stock of Rica Foods, Inc. and do hereby further agree that said statement on Schedule 13G (including amendments thereto) shall be filed on behalf of each of them and that the Joint Filing Agreement be included as an Exhibit to such joint filing on Schedule 13G.

Date: December 22, 2003	COMERCIAL ANGUI, S.A.

	By:	/s/ Antonio Echeverria

Antonio Echeverria President

Date: December 22, 2003	/s/ Antonio Echeverria

Antonio Echeverria

Page 9 of 9 Pages